Filed by DigitalGlobe, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: DigitalGlobe, Inc.

(Commission File No.: 001-34299)

The following is a presentation being used by DigitalGlobe, Inc. in meetings with investors.

Investor Presentation SSL MDA Holdings, Inc Proprietary This document may contain data and/or information proprietary (competition sensitive) to SSL MDA Holdings, Inc. This data/ information shall not be disclosed, disseminated or reproduced, in whole or in part, without the express prior written approval of SSL MDA Holdings, Inc. SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page 1

Forward-Looking Statement Certain statements and other information included in this presentation constitute “forward -looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Statements including words such as “may”, “will”, “could”, “should”, “would”, “plan”, “potential”, “intend”, “anticipate”, “believe”, “estimate” or “expect” and other words, terms and phrases of similar meaning are forward-looking statements. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements include, but are not limited to, statements as to MDA’s management’s expectations with respect to: the benefits of the transaction, including future financial and operating results, and strategic and integration opportunities; the combined company’s plans, objectives, expectations and intentions; expectations for sales growth, synergies, earnings and performance; shareholder value; and other statements that are not historical facts. This presentation also contains forward-looking statements regarding the anticipated completion of the transaction and timing thereof. Forward-looking statements in this presentation are based on certain key expectations and assumptions made by MDA, including expectations and assumptions concerning: market and general economic conditions; growth in demand for products and services of the combined company; currency exchange and interest rates; planned synergies, capital efficiencies and cost-savings; applicable tax laws; future debt ratings; the availability and cost of labor, services and materials; and the receipt, in a timely manner, of regulatory, stock exchange, shareholder and other third party approvals in respect of the transaction. Although MDA’s management believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because MDA can give no assurance that they will prove to be correct. Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this presentation. Some of the key risks and uncertainties include, but are not limited to: changes in government priorities, mandates, policies, funding levels, contracts and regulations, including the grant and maintenance of security clearances, loss or reduction in scope of any of our primary contracts, or decisions by customers not to exercise renewal options; growth in the businesses of our customers and the ability of our customers to develop new services; inherent risks of performance on firm fixed price construction contracts and termination of contracts by customers for convenience; decrease in demand for our products and services; failure to maintain technological advances and offer new products to retain customers and market position; reliance on a limited number of vendors to provide certain key products or services to us; breach of our system security measures or loss of our secure facility clearance and accreditation ; the loss or damage to any of our satellites; delays in the construction and launch of any of our satellites or our ability to achieve and maintain full operational capacity of all our satellites; potential for product liability or the occurrence of defects in products or systems and resulting loss of revenue and harm to our reputation; detrimental reliance on third parties for data; interruption or failure of our ground systems and other infrastructure; increased competition that may reduce our market share or cause us to lower our prices; changes in political or economic conditions, including fluctuations in the value of foreign currencies, interest rates, energy and commodity prices, trade laws and the effects of governmental initiatives to manage economic conditions; our ability to recruit, hire or retain key employees or a highly skilled and diverse workforce; potential for work stoppages; failure to obtain or maintain required regulatory approvals and licenses; failure to comply with environmental regulations; and changes in U.S., Canadian or foreign law or regulation that may limit our ability to distribute our products and services. There are also risks that are inherent in the nature of the transaction, including: failure to realize anticipated synergies or cost savings; risks regarding the integration of the two companies; and failure to obtain any required regulatory and other approvals (or to do so in a timely manner). The anticipated timeline for completion of the transaction may change for a number of reasons, including the inability to secure necessary regulatory, stock exchange or other approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the transaction. As a result of the foregoing, readers should not place undue reliance on the forward -looking statements contained in this presentation concerning the timing of the transaction. Additional information concerning these and other risk factors can be found in MDA’s filings with Canadian securities regulatory authorities, which are available online under MDA’s profile at www.sedar.com or on MDA’s website at www.mdacorporation.com. The forward-looking statements contained in this presentation are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this release or other specified date and speak only as of such date. MDA disclaims any intention or obligation to update or revise any forward-looking statements in this presentation as a result of new information or future events, except as may be required under applicable securities legislation. 2 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Additional Information About the Merger and Where to Find it This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of DigitalGlobe, Inc. (“DigitalGlobe”) with a wholly owned subsidiary of Macdonald, Dettwiler and Associates Ltd. (“MDA”). In connection with the proposed merger, MDA has filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”), which includes a preliminary proxy statement of DigitalGlobe that also constitutes a preliminary prospectus of MDA. After the registration statement is declared effective, MDA and DigitalGlobe will mail the definitive proxy statement/prospectus to DigitalGlobe’s stockholders. The definitive proxy statement/prospectus will contain important information about the proposed merger and related matters. STOCKHOLDERS OF DIGITALGLOBE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIGITALGLOBE AND THE MERGER. Stockholders will be able to obtain copies of the proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by DigitalGlobe for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by MDA also can be obtained free of charge on MDA’s corporate website at www.mdacorporation.com or by contacting MDA’s Investor Relations Department by telephone at (604) 331-2044 or by mail to MDA, Attention: Investor Relations Department, 13800 Commerce Parkway, Richmond, BC V6V 2J3. Copies of the documents filed with the SEC by DigitalGlobe also can be obtained free of charge on DigitalGlobe’s corporate website at www. digitalglobe.com or by contacting DigitalGlobe’s Investor Relations Department by telephone at (303) 684-4000 or by mail to DigitalGlobe, Attention: Investor Relations Department, 1300 W. 120th Ave., Westminster, CO 80234. In addition, in connection with the proposed merger, a management information circular of MDA, describing details of the transaction and other information, will be mailed to MDA’s shareholders. The management information circular will contain important information about the proposed merger and related matters. SHAREHOLDERS OF MDA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH CANADIAN SECURITIES REGULATORY AUTHORITIES, INCLUDING THE MANAGEMENT INFORMATION CIRCULAR, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MDA AND THE MERGER. Additional information about MDA, including all relevant documents filed with Canadian securities regulatory authorities, can be found under its corporate profile on SEDAR at www. sedar.com or by contacting the contact above. 3 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Participants in the Solicitation This communication is not a solicitation of proxies in connection with the proposed merger. However, DigitalGlobe, MDA and their respective directors and executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from DigitalGlobe’s stockholders in respect of the proposed merger. Information concerning the ownership of DigitalGlobe’s securities by DigitalGlobe’s directors and executive officers is included in their SEC filings on Forms 3, 4, and 5, and additional information about DigitalGlobe’s directors and executive officers is also available in DigitalGlobe’s proxy statement for its 2017 annual meeting of stockholders filed with the SEC on May 1, 2017. Information about the directors and executive officers of MDA is set forth in the Management Proxy Circular for MDA’s 2016 annual meeting of shareholders, which was filed with SEDAR on April 11, 2016 and which is available at sedar.com. Other information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, will be set forth in the proxy statement/prospectus relating to the proposed merger when it becomes available and is filed with the SEC. These documents can be obtained free of charge from the sources indicated above. 4 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Strategic Rationale 5 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page Attractive Synergies • Enables revenue synergies through complementary capabilities and ability to address larger programs • Eliminate public company costs, leverage combined procurement, access scale economics • Expands and leverages SSL’s manufacturing capabilities for future satellite constellations Strong Pro Forma Financials • Contributes significant profitability • Transaction is expected to be accretive to Operating EPS in 2018 Diversified Portfolio • Diversifies MDA’s portfolio with the addition of more predictable data and services revenue • Expands MDA’s addressable market and enables growth in attractive adjacent segments Greater Scale and Market Access • Increases scale to serve larger programs and address more complex customer mission needs • Provides greater access to U.S. Government and international customers • Combines best-in-class talent, improving the ability to innovate and enter new markets Expanded Capabilities • Creates a leading provider of end-to-end satellite, imagery and geospatial solutions • Combines MDA’s radar and DigitalGlobe’s high-resolution optical imaging capabilities • Increases breadth and depth in geospatial analytics and value-added services

Expanded Capabilities and Vertical Systems Integration 31 Communications SSL MDA Proprietary Satellites Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page End-to-end system design for improved efficiency and effectiveness Vertical integration for lower cost and speed-to-market Deeper and broader analytics and solutions Data Analytics Remote Sensing and Imaging Satellites Customers Ground Station Provider Satellite Manufacturing 6 6 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

The acquisition of DigitalGlobe accelerates MDA’s previously announced U.S. Access Plan to more effectively serve the U.S. Government space markets and customers Security Control Agreement (SCA) allows the company to more effectively pursue the U.S. Government space and defense markets 7 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page Public Co. Board of Directors MacDonald, Dettwiler & Associates Ltd. (MDA) CANADA Operating Co. Board of Directors SSL MDA Holdings Inc. U.S.A. SSL Palo Alto, CA Satellites and Space Systems MDA Montréal, Que. Satellite Systems MDA Brampton, Ont. Robotics and Automation MDA Richmond, B.C. Surveillance and Intelligence MDA Gaithersburg, MD Mission Systems DigitalGlobe Westminster, CO Satellite Imagery and Geospatial Analytics

MDA and DigitalGlobe: A Long, Successful History



MDA and DigitalGlobe:
22 Years of Collaboration
IKONOS 1999
QuickBird-2 2001
WorldView-1 2007
GeoEye-1 2008
WorldView-2 2009
WorldView-3 2014
WorldView-4 2016
Equity investment in EarthWatch
EarlyBird Production Segment GS
QuickBird Product Segment Core GS
Agreement to sell QuickBird Direct Access Stations
Engineering, calibration, and image processing for WorldView-1
MDA exclusive provider of WorldView Direct Access Facilities (DAF)
DG and MDA secure first international DAF system sale
Engineering, calibration, and image processing for WorldView-2
MDA Longmont, Colorado engineering office to enable on-site support
Engineering, calibration, and image processing for WorldView-3 and GeoEye-1
Engineering, calibration, and image processing for WorldView-4 P2020 program
RADARSAT-2 imagery in DigitalGlobe's GBDx platform
1995
1996
1999
2001
2004
2006
2007
2008
2011
2012
2015
2017

MDA DigitalGlobe
SSL MDA Proprietary *Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page*
8

Company History & Overview MacDonald, Dettwiler & Associates Ltd. (“MDA”) was founded in 1969 in Vancouver, B.C. Space Systems and Information Solutions company Technology portfolio includes communications and remote sensing satellites, robotics, surveillance and intelligence systems, geospatial data, analytics and services 9 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page Robotic Systems Extending human capability to perform challenging tasks in hostile environments Geospatial Data and Analytics Delivering timely multi-source geospatial intelligence products and services Satellite Communications Systems Connecting people and organizations across land, sea and air Surveillance and Intelligence Systems Multi-platform, multi-sensor systems for Intelligence, Surveillance & Reconnaissance

MacDonald Dettwiler Today 10 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page Revenue by Geography for the Year Ended December 2016 C$2.064 Billion South America Australia Canada Asia Europe United States Employees by Geography December 2016 4,800 International Canada United States Employees by Market Area December 2016 4,800 Surveillance and Intelligence Communications

SSL —The World’s Leading Provider of Commercial Satellites Industry leading GEO commercial backlog Decades of hosted payload experience 269 satellites launched 15 GEO satellites in current backlog Over 15 LEO satellites in current backlog 82 GEO satellites currently on-orbit Over 2200 on-orbit years experience Almost 60 years heritage of performance and reliability New satellite awards since January 2010: 41 GEO and over 20 LEO Satellites launched since January 2010: 43 GEO 11 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

SSL Built Satellites Help Shape Today's World WMDA DigitalGlobe·--------------------------------------------------------------------------------------------------------------------------------------------------------------------SSL M DA Proprietary Use or disclosure of the data contained on this sheet IS Subject to the restrictions on the title page 12 Weather Mobile Entertainment Mobile Audio and Data Digital Multimedia Satellites Meteorological Satellites Digital Audio Radio Satellites

SSL Global Customers

EchoStar, Sirius XM, DIRECTV, U.S. Government
United States

Telesat
Canada

Hispasat
Spain

Eutelsat
France

Es'hailSat
Qatar

Azercosmos
Azerbaijan

Satmex/Eutelsat Americas
Mexico

Telenor
Norway

Intelsat
SES
Luxembourg

Bulgaria Sat
Bulgaria

Thaicom
Thailand

Optus
nbn
Australia

Embratel Star One
Brazil

BRI, PSN,
Telkom
Indonesia

Sky Perfect JSAT
B-SAT
Japan

AsiaSat
ABS
Hong Kong

MDA DigitalGlobe
SSL MDA Proprietary
Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page
26 April 2017 • Overview
13

NASA Missions and Technology Demonstration Projects Ka High Gain Antenna (Solar Dynamics Observatory) Payload Orbital Delivery System (PODS) Psyche Restore-L (LEO Satellite Servicing) Dragonfly Ka Cross-links (GRACE and GRAIL) Lunar Atmosphere Dust Environment Explorer (LADEE) Batteries and Robotic Arm (ISS) 14 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page MARS Robotic Arms Mars Exploration Mars Science Mars ’01 Rovers Phoenix Laboratory Insight

MDA Information Systems Group Capabilities UAV Services 15 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page SURVEILLANCE •INTELLIGENCE •COMMUNICATIONS •ADVANCED TECHNOLOGY Airborne Radar Space Robotics Flight Planning Software Satellite Command & Groundstations Control Systems Geospatial Services

MDA Information Systems Group Customers A world-class supplier of space-based and airborne surveillance solutions, satellite ground stations, and associated geospatial information services BAE Systems Boeing Corporation Canadian Department of National Defence Canadian Space Agency (CSA) DigitalGlobe EADS Astrium European Space Agency (ESA) Federal Aviation Administration (FAA) Lockheed Martin NASA National Geospatial-Intelligence Agency RapidEye AG Raytheon Royal Australian Air Force Thales Alenia Space U.S. Air Force 16 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page Government and Commercial Customer Examples:

DigitalGlobe is a leader in Earth imaging and geospatial solutions Global leader with 15+ year lead in technology and image library, integrated into the workflows of industry's largest customers Building scalable ecosystem of content providers, application developers and end-users in the cloud to unlock new markets Developing innovative geospatial solutions that help our customers harness the full power of the DigitalGlobe Expanding margins and reducing capital intensity to enhance free cash flow and returns 17 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

DigitalGlobe operates the most capable constellation of commercial Earth observation satellites and ground infrastructure Launched: 1999 Decommissioned: 2015 Launched: 2001 Decommissioned: 2015 Launched: 2007 Launched: 2008 Launched: 2009 Launched: 2014 Launched: November 2016 3 m CE90 18 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Our 15+ year lead in technology and best in class capabilities enables unique customer benefits 5X nearest competitor and >10X best “small sat” enables customers to see objects invisible to other providers Resolution 2X nearest competitor and >10X best “small sat”, enables customers to decide with confidence when location matters Accuracy Highest agility and capacity and unique capabilities enable customers to capture images and serve missions that others cannot Timeliness Image Library 15-year lead offers customers a one-of-a-kind source to analyze change and develop algorithms to anticipate the future 19 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page .

DigitalGlobe serves the world’s largest users of Earth imagery and geospatial information CAGR* U.S. Government Direct Access Program Location-based Services Energy/Mining Civil Agencies Other Defense and Intelligence *Includes revenue acquired through M&A activity 20 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page 7% 19% 64% 16% 16% 22% 5 year Percent TTM Revenue Customer Category

DigitalGlobe has delivered strong financial results Type of Growth 21 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page Acquired 21% Organic 79%

We will advance our lead with next generation WorldView Legion, an industry-leading multi-satellite system and Scout, a small satellite constellation Deliver Worldview-class resolution, area coverage and positional accuracy Sustain technological lead Lower capital intensity by 33%* Begin investing in long lead time items in 2017 Satellite Program Capital Expenditures ($M) WV1 & WV2 Replacement Additionally, formed joint venture with two Saudi Arabian entities to develop a constellation of six or more sub-meter resolution satellites, named Scout With Scout and WorldView Legion, the combined constellation will deliver unprecedented revisit of up to 40x per day * Includes costs for satellite, launch vehicle, ground stations, and insurance. 22 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page $900 $600

The acquisition provides significant benefits to DigitalGlobe shareholders Creates a geospatial leader with end-to-end solutions including satellites, ground systems, radar and electro optical imagery and analytics Provides immediate scale, resources and technology to serve increasingly complex needs of government and commercial customers Reduces EnhancedView SLA contract concentration from 46% of total revenue in 2016 to less than 15% pro forma Reduces capital intensity by leveraging SSL’s industry leading manufacturing and technology Provides DigitalGlobe shareowners with immediate cash value and opportunity to participate in upside potential of combined company 23 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Combined Pro Forma Financials C$ CY16 Revenue (C$ in Millions) CY16 Adjusted EBITDA (C$ in Millions) CY16 EBITDA Margin 60% 3,088 1,003 18% Combined Combined Combined Note: Does not include synergies expected to be realized. All dollar amounts are presented in Canadian dollars. Based on a constant C$ / US$ exchange rate of 0.7544. Adjusted for purchase accounting and presented in IFRS 24 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page 632 371 2,064 1,063 33%

Combined Pro Forma Financials US$ CY16 Revenue (US$ in Millions) CY16 Adjusted EBITDA (US$ in Millions) CY16 EBITDA Margin 60% 2,329 757 18% Combined Combined Combined Note: Does not include synergies expected to be realized. All dollar amounts are presented in Canadian dollars. Based on a constant C$ / US$ exchange rate of 0.7544. Adjusted for purchase accounting and presented in IFRS 25 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page 477 280 1,557 802 32%

Anticipated Synergies • Procurement savings • Operational benefits of increased scale in run-rate by 2019 system sales Note: Based on a constant C$ / US$ exchange rate of 0.7612 26 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page Revenue Synergies Identified Cost Synergies • Optical and radar imagery data cross-selling opportunities C$75M-• Remote sensing satellite manufacturing opportunities  • End-to-end international synergies • Large geospatial services contracts opportunities • Elimination of duplicate public C$150M company costs • Scale efficiencies from satellite vertical integration

MDA Post-Transaction Financial Targets 27 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page 5-Yr Averages Capex Pct to Revenue 10-11% Capex Pct to EBITDA 34-36% Interest Range 4.25-4.75% Expected FCF ~ 40% of EBITDA Tax Cash Low Single Digit 5-Yr CAGR Targets Revenue 6-8% EBITDA 8-10% EBITDA Margins 28-30%

Pro Forma – Significant Cash Flow Significant cash flow generation supports pro forma leverage MDA will achieve under 3.0x leverage by 2020 5.5x Debt / Adj. EBITDA 4.75x 4.1-4.3x 4.1x 3.5x Closing 2017 2018 2019 2020 Debt / Adj. EBITDA Covenant (steps down to <4.75x in Q2/19, <4.0x in Q2/20 and <3.5x in Q4/20 (with 0.5x acquisition bump when covenant steps down to 3.5x) 28 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page 3.7x4.0x 3.1x 2.5x

Appendix Transaction Details SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page 29

MDA Acquisition of DigitalGlobe

Transaction Terms	• MDA to purchase DigitalGlobe for C$3.1 billion (US$2.4 billion) in cash and stock, plus the assumption of C$1.6 billion (US$1.2 billion) in net debt • Each DigitalGlobe common share will be exchanged for US$17.50 in cash and 0.3132 MDA common shares, valued at US$17.50 based on MDA's closing stock price of C$73.40 on February 16, 2017* and a C$ / US$ exchange ratio of 0.7612 • DigitalGlobe shareholders are expected to own ~37% of the combined company following completion of the transaction
Board/Management	• 3 members of the DigitalGlobe Board will be appointed to the MDA Board • MDA President & Chief Executive Officer Howard Lance will lead the combined company • The DigitalGlobe name, brand and headquarters in Westminster, CO will be maintained
Financing	• Fully committed financing in place for cash portion of the purchase price • Pro forma leverage of ~4.1x net debt to Operating EBITDA at closing; expect net leverage to be under 3.0x by 2020 • Pro forma capital structure and cash flow profile provides ability to continue to invest to drive growth

* Represents the unaffected closing stock price on the last trading day prior to market speculation about a potential transaction

MDA DigitalGlobe
30
SSL MDA Proprietary *Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page*

Approvals, Timing and Future Plans • Estimated close in 2H 2017, upon completion of regulatory approvals and other customary 31 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page Post-Closing • DigitalGlobe will operate as a stand-alone division of SSL MDA Holdings, under the recently signed Security Control Agreement with the U.S. Department of Defense • As part of this transaction, MDA will dual list its shares on the NYSE in addition to the TSX • Upon completion of the transaction, the combined company will continue to execute its U.S. Access Plan strategy. This will include further reorganization of all or part of the combined company’s corporate and operating structure to ensure that the ultimate parent of DigitalGlobe is incorporated in the U.S. by the end of 2019, subject to customary approvals. Approvals/Timing • Unanimously approved by both Boards of Directors • Subject to approval by shareholders of both companies conditions

The combined company creates a more diversified MDA portfolio Pro Forma Diversifies MDA portfolio with addition of more predictable geospatial data and services business revenue Hardware Data and Services Pro Forma Creates immediate scale and credibility serving U.S. Government U.S. Government Other 32 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page Markets Sector

Appendix Financials SSL MDA Proprietary 33 Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

MacDonald Dettwiler Financial Trends Year ended December 31 371 3,094 348 2,991 2,099 2,117 2,064 325 6.08 5.78 5.76 214 2012 2013 2014 REVENUES ($millions) 2015 2016 2012 2013 2014 2015 2016 2012 2013 2014 2015 2016 2012 2013 2014 2015 2016 OPERATING EBITDA ($millions) OPERATING EARNINGS PER SHARE ($) ORDER BACKLOG ($millions) SURVEILLANCE AND INTELLIGENCE SURVEILLANCE AND INTELLIGENCE SURVEILLANCE AND INTELLIGENCE • COMMUNICATIONS • COMMUNICATIONS • COMMUNICATIONS _.-A)-. Digital Globe·- SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page 34

MDA EBITDA and Adjusted EBITDA Reconciliation

(C$ in millions)	2016	2015	2014	2013	2012
Net earnings	**$ 139.6**	**$ 142.8**	**$ 47.1**	**$ 105.0**	**$ 83.9**
Net income Margin [1]	**6.8%**	**6.7%**	**2.2%**	**5.8%**	**9.5%**
Depreciation and amortization	102.6	99.4	82.3	76.9	23.8
Net finance expense	49.4	46.4	34.1	45.9	10.4
Income tax expense	31.8	43.7	37.5	23.6	45.6
EBITDA [1]	**$ 323.4**	**$ 332.3**	**$ 201.0**	**$ 251.4**	**$ 163.7**
EBITDA Margin [1]	**16%**	**16%**	**10%**	**14%**	**19%**
Shae-based compensation expense	19.3	14.1	49.4	80.2	29.3
Executive compensation settlement	3.0	-	-	-	-
Enterprise improvement costs	4.8	12.9	15.6	-	-
Foreign exchange differences	3.7	6.6	10.4	14.9	(4.4)
ViaSat settlement and associated activities	-	-	52.6	-	-
Pension and other post-retirement plan amendments	-	-	8.2	(40.1)	-
Acquisition related expense	-	-	0.9	4.6	15.5
Write-off bank facility fees	-	-	-	3.1	-
Fair value adjustments on equity forward contracts	-	-	-	-	(4.1)
Loss on disposal of assets	-	-	-	-	1.7
Corporate expense	16.5	10.9	10.1	11.3	12.7
Adjusted EBITDA [1]	**$ 370.7**	**$ 376.8**	**$ 348.2**	**$ 325.4**	**$ 214.4**
Adjusted EBITDA margin [1]	18%	18%	17%	18%	24%
Revenue	**$ 2,063.8**	**$ 2,117.4**	**$ 2,098.8**	**$ 1,819.0**	**$ 879.9**

(1) EBITDA, Adjusted EBITDA, EBITDA margin and Adjusted EBITDA margin are non-IFRS metrics. Net income margin, EBITDA margin and Adjusted EBITDA margin are calculated by dividing Net income, EBITDA and Adjusted EBITDA, respectively, by revenue.

MDA DigitalGlobe
35
SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

DigitaiGiobe EBITDA and Adjusted EBITDA Reconciliation ($ in millions) Net income Net income margin(ll Depreciation and amortization Interest expense, net Income tax expense EBITDA(ll EBITDA margin< o Loss from early extinguishment of debt Restructuring charges Other re-engineering charges Joint venture losses, net Integration and acquisition costs Gain on disposition of subsidiary Adjusted EBITDA(ll Adjusted EBITDA margin(1) $26.5 $23.3 $18.5 $(68.3) $39.0 3.7% 3.3% 2.8% (11.1%) 9.3% 267.2 280.7 239.7 224.8 114.6 17.8 29.0 7.1 3.4 9.1 18.3 9.2 6.9 (37.5) 26.9 $329.8 $342.2 $272.2 $122.4 $189.6 45.5% 48.7% 41.6% 20.0% 45.0% 35.7 17.8 6.6 9.0 1 '1 40.1 5.7 5.2 3.9 0.9 1.0 12.9 49.8 19.9 (1.6) 1.0 $382.7 $355.7 $286.2 $230.1 $210.5 52.8% 50.6% 43.7% 37.6% 50.0% I Revenue $725.4 $702.4 $654.6 $612.7 $421.4 (1) EBITDA, Adjusted EBITDA, EBITDA margin and Adjusted EBITDA margin are non-US. GAAP metrics. Net income margin, EBITDA margin and Adjusted EBITDA margin are calculated by dividing Net Income, EBITDA, respectively, by revenue. 36

Appendix MDA Overview SSL MDA Proprietary 37 Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Leadership-Howard L. Lance President & CEO, MacDonald Dettwiler (May 2016-present) — Space systems and information Executive Advisor, Blackstone Group Private Equity (2012-2016) — Industrials and healthcare IT services President & CEO, Harris Corporation (2002-2012) — Defense and commercial communications systems and IT services Present & COO, NCR Corporation (2001-2002) — Retail and financial technology solutions Executive Vice President, Emerson Electric Company (1984-2001) — Electronics and telecommunications systems B.S Industrial Engineering, Bradley University M.S. Management, Purdue University Presidential appointee to National Security Telecommunications Advisory Committee, U.S. Department of Homeland Security Business Roundtable Aerospace Industries Executive Committee 38 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

SSL MDA, SSL & MDA (OpCo / PubCo) Locations: North America Canada HQ Surveillance & Intelligence Software/RGT Geospatial Systems Geo & Gov. Systems Robotics Engineering 39 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page MDA ISG MDA LTD SSL MDA SSL MDA IS Houston, TX (10) International Offices (27) •UK (8) •Saudi Arabia (1) •Moscow, Russia (1) •Australia (5) •India (12) US Client Sites •Various (70) Pasadena, CA (21) Ypsilanti, MI Geospatial Systems (150) Chantilly, VA (6/4) Palo Alto, CA Satellites (2,460) Gaithersburg, MD (200) San Francisco, CA US HQ (11) Longmont, CO (25) Boulder, CO Robotics (11) Halifax NS Surveillance & Intelligence (47) Richmond, BC (656) To Robotics Vancouver, BC (22) Ottawa, ON Canada Government (41) ronto, ON (354) Montreal, QC Satellite Subsystems (766)

Value Creation for Stakeholders “4 Pillars of Performance” 1 40 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page 4 Customer Focus 3 Flawless Execution 2 Commitment to Innovation

SSL Built Satellites Help Shape Today's World Emergency and Disaster Response WMDA DigitalGlobe·--------------------------------------------------------------------------------------------------------------------------------------------------------------------SSL M DA Proprietary Use or disclosure of the data contained on this sheet IS Subject to the restrictions on the title page 41 Remote and Global Access Internet Access Entertainment Mobile Comm. Satellites Two-Way Broadband Satellites Direct Broadcast Satellites

SmallSat and LEO Production SSL provides innovative LEOs — — — — Communications Earth observation High flexible SSL 100 Building prototype Ka-band satellite for Telesat constellation SSL brings cost-effective satellite manufacturing to Google’s Terra Bella (previously Skybox Imaging) — Advanced smallsat constellation for Earth observation SSL-built SkySats launched by Arianespace September 15, 2016 — 42 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Surveillance and Intelligence Radar Missions MDA is a world leader with decades of heritage in the design, development, integration and commissioning of end-to-end space-based radar satellite missions including ground segments, operations and associated information services Ground Systems: MDA offers a full range of multi-satellite remote sensing (radar and optical) ground systems for planning, tasking, receiving, processing, archiving and exploitation of satellite imagery — More than 50 systems installed in over 25 different countries, processing data from over 20 satellites Maritime Information Systems Ship combat/electronic systems, command and control systems, operational trainers and maritime surveillance systems 43 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Geospatial Data, Analytics and Services Satellite Data Distribution: As the operator and worldwide commercial data distributor for the RADARSAT-2 satellite, MDA is one of the largest satellite radar data providers worldwide Value-Added Information Services: MDA provides geospatial information and monitoring services derived from radar imagery and other sources to customers in defense, weather, transportation, energy and mining, and civilian sectors Intelligence Information Services: Through its separate US proxy company MDA IS LLC, MDA provides critical geospatial information and change detection services to the US intelligence community 44 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Robotics and Automation World Leader with long term heritage in space robotics. Provider of robotics for International Space Station (“Canadarm” and “Dextre”). Developing next-generation space automation capabilities for planetary exploration and on-orbit satellite servicing and repair. On-site engineering support for major space programs. Terrestrial applications include microsurgery, nuclear facility servicing, and others. 45 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Surveillance and Intelligence Surveillance of Space MDA has proven ability to deliver highly reliable, low cost satellites and constellations that meet our customers’ operational needs for Earth and space observation solutions Aviation: Navigation support software that increase the safety and efficiency of aircraft landings and take-offs, supporting the next generation of air traffic management Land Administration: Land registry and cadaster information solutions with industry leading platform for recording real property titles and transactions 46 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Satellite Systems Antennas: MDA is the world’s largest independent commercial supplier of communication satellite antennas across C, Ku, Ka, L, and UHF bands Electronics: MDA also provides advanced RF, Power Electronics, and Digital Solutions for satellite payloads Payloads: In selected cases, MDA offers complete payload solutions to emerging satellite prime contractors 47 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Mission Systems Sensor Development Data Collection & Handling Processing Remote Ground Terminals Image Processing Exploitation System Management & Dissemination Visualization, Search, and Analysis Landsat 7 30 m SPOT 2.5 m IKONOS 1 m 48 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page IVT System Representative Unclassified Platforms